UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-43228

Nicola Mining Inc.

(Translation of registrant’s name into English)

Suite 1212 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3, 99.4 and 99.5 contained in this Form 6-K is hereby incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-293048), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SUBMITTED HEREWITH

EXHIBIT

99.1	News release dated April 13, 2026
99.2	Underwriting Agreement dated April 13, 2026 between Nicola Mining Inc. and Maxim Group LLC
99.3	Consent of James N Gray
99.4	Consent of Kevin Wells
99.5	Deposit Agreement dated as of April 13, 2026 among Nicola Mining Inc., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.

/s/ Sam Wong
Sam Wong, Chief Financial Officer
Date: April 14, 2026